

INVESTOR PRESENTATION 2022

Building Blocks for Next-Gen Vehicle Designs

Vision:
Vehicles are evolving. Future vehicles will be greener, electrified, more autonomous.

Mission:
Provide robust hardware and software building blocks to unlock and accelerate development of next generation vehicle platforms.



allocor.tech

traction

P&L Snapshot



Legend: ■ Revenue   ■ Operating Income

- 2018: Revenue $ 454 k, Operating Income $ 20 k
- 2019: Revenue $ 1,189 k, Operating Income $ 112 k
- 2020: Revenue $ 1,188 k, Operating Income -$ 55 k
- 2021: Revenue $ 1,639 k, Operating Income $ 64 k
- 2022: Revenue $ 2,744 k, Operating Income -$ 250 k

$741K Q1

Includes planned investments in marketing, supply chain, manufacturing and growth

$1.6MM
Revenue 2021

$5.3MM
Revenue Since 2018

200+
Product Units Sold

12+
Vehicle Integrations

10+
Vehicles Operational

traction


ELROY AIR
REGENT
NAVIER
The boat of the future.
Company Founded
Hornet ADAHRS
Clio Series B
Lohner Smart Battery
Taurus FOC ESC
Enabling boats of the future
2018
2019
2020
2021
2022
Development
Growth
Clio Series A
First allocortech enabled Flight
ELROY AIR
Comet FTS/EStop
AEROVEL
FLEXROTOR
RF
RAPIDFLIGHT
Seed Funding for Growth

problem

creating safe flight systems given the existing market solutions forces startups to invest substantial time and resources in vertical integration of avionics development

Industry Specific Expertise

- System, process and technology roadmaps to minimum viable product
- Test infrastructure for safety-critical environments
- Industry specific approaches, constraints, etc.

Advanced Technological Needs

- Complex distributed sensor, power, etc. interfaces
- Customizable software to add *special sauce*
- Advanced small form factor computation

Robustness, Quality and Reliability Constraints

- Robustness to harsh thermal, vibration, shock and electrical environment
- Fault-tolerant designs, no single point of failure
- Qualified hardware and software pedigree


Flight Control Computer
Elevons
Actuator Control Electronics
Control Stick
Motion Sensors
Rudder Pedals
Rudder
Actuator
Elevons
Air Data System
Fore-plane
Actuator
Actuator Control Electronics
Leading-edge Flaps


Subsystem X

RTCA DO-160



solution

allocortech solutions allow startups to reach minimum viable product on shorter schedules with smaller teams

   

	Consumer	Existing Commercial	Vertical Integration	allocortech
Fast Bring-Up	✅	❌	❌	✅
Device Support	✅	❌	❌	✅
Hands-On Support	➖	❌	➖	✅
Cross Platform Tools	❌	➖	➖	✅
Qualified Hardware	❌	✅	✅	✅
Safety / Quality	❌	✅	✅	✅
Initial Costs	💲	💲💲💲💲	💲💲💲💲💲	💲💲
Recurring Costs	💲	💲💲💲💲💲	💲💲	💲💲
Go-to-Market	❌	✅	✅	✅

market

the addressable market is massive



Initial Target Market

Modern Aviation Companies =
200 *and growing*
Devices/Company/Year =
500
Bottoms Up Go to Market =
$5 B





$18B
Commercial Drones
CAGR 12.7%

$12B
UAM/eVTOL Market
CAGR 16.7%





$11B
Industrial Vehicle
CAGR 5.7%

$7B
Marine Transport
CAGR 9.13%





products

Diverse catalog to penetrate market

COMET AIR & GROUND
Flight Termination


LOHNER
Smart Battery


HORNET
ADAHRS


CLIO SERIES B
I/O, Comms, Power Hub


TAURUS C60
Motor Controller




✔ Common Development Platform — cross platform software development kit

✔ Commercial Off-the-Shelf Products — can quote "as is" or customize

✔ Safety Critical Design — specialty in safety-critical design build

✔ Customer Support — full support from conceptual design manufacture

unit economics

suite of products provides customers with building blocks
to customize their unique aircraft

Suite of Existing Products

    

	CLIO	**LOHNER**	**TAURUS**	**COMET**	**HORNET**	**Potential Per Aircraft Sales**
Price per Device (Typ Qty)	$2.5 K (4-8)	$3 K (1-2)	$1 K (6-10)	$3.5 K (1)	$1 K (1-2)	$20k - $40k

Vehicle production in 100 scale will realize $2MM-4MM
Vehicle production in 1000 scale will realize $20MM-40MM

leadership

avionics experts with an established track record of successful novel aircraft designs



Brian Viele
Founder
CEO

Rockwell Collins
cora
Wing
KITTYHAWK
Athena Controls



Matt Walker
Founder
Vice President of Engineering

Rockwell Collins
cora
KITTYHAWK
WIKIMEDIA FOUNDATION

team

William Brown
Principal Electrical Engineer
Northrop Grumman
ENSCO Rail

Mark Chaffee
Principal Embedded Systems Engineer
Goodrich

Cameron Ackerman
Sr. Software Engineer

Damon Cassisi
Sr. Mechanical Engineer
Boeing
Lockheed Martin

Kevin Stefanik
Sr. Embedded Systems Engineer
Rockwell Collins
L3HARRIS FAST. FORWARD

Von Botteicher
Embedded Systems Engineer

Keerthi Radhakrishnan
Software Engineer

financials

a compelling trajectory increasingly led by product sales

	2020	2021	2022	2023	2024	2025
Product Sales	$ 154,732	$ 241,009	$ 748,528	$ 1,481,000	$ 12,930,231	$ 29,797,605
Services	$ 1,119,661	$ 1,302,220	$ 1,995,498	$ 2,260,000	$ 3,011,372	$ 4,012,549
Total Revenue	**$ 1,274,393**	**$ 1,543,229**	**$ 2,744,026**	**$ 3,741,000**	**$ 15,941,603**	**$ 33,810,154**
Cost of Goods Sold	$ (134,781)	$ (109,767)	$ (665,347)	$ (800,000)	$ (6,984,595)	$ (16,095,938)
Gross Profit	**$ 1,139,612**	**$ 1,433,462**	**$ 2,078,679**	**$ 2,941,000**	**$ 8,957,008**	**$ 17,714,216**
Employees	7.00	9.00	13.00	18.00	35.00	70.00
Salaries	$ (948,448)	$ (1,173,124)	$ (1,764,999)	$ (2,220,000)	$ (4,000,000)	$ (8,000,000)
General & Administrative	$ (166,901)	$ (234,630)	$ (237,315)	$ (692,543)	$ (750,000)	$ (1,000,000)
Large Cap Expenditures	$ (8,677)	$ (50,000)	$ (258,000)	$ (300,000)	$ (1,000,000)	$ (2,000,000)
Sales & Marketing	$ (4,248)	$ (12,189)	$ (75,000)	$ (100,000)	$ (175,000)	$ (250,000)
Total Expenses	**$ (1,128,274)**	**$ (1,469,944)**	**$ (2,335,314)**	**$ (3,312,543)**	**$ (5,925,000)**	**$ (11,250,000)**
Operating Profit	$ 11,338	**$ (36,482)**	**$ (256,635)**	**$ (371,543)**	**$ 3,032,008**	**$ 6,464,216**
% Margin	1%	-2%	-9%	-10%	19%	19%

Cash Basis

fundraising

raising on the order of $1.07MM to accelerate manufacturing, business development and scale-up production

Terms:

3yr Convertible Note
20% Discount
6% Accrued Interest
$18MM Cap

Exit Strategy:

$180MM acquisition or merger
Comparable companies are bought at 5x
Revenue or 20x EBITDA



Working Capital
8.5%

WeFunder Fees
6.5%

Sales and Marketing
10.0%

Supply Chain
10.0%

Growth
35.0%

R&D
30.0%

Use of Proceeds



allocor.tech

appendix

tech & ip portfolio

we've worked hard to make this look easy, it isn't



Rapid Technology Development

◢ Versatile software stack for development and testing

◢ Host-side emulation support for rapid test and prototyping

◢ Modular and highly configurable hardware platforms

◢ Third-party device support for rapid integration

◢ Hands-on support accelerates bring-up and minimizes churn

allocor.tech

◢ Trade Secrets in our technology and software

◢ Implementations leverage specialized industry experience

◢ Implementations include features needed for safety-critical designs

◢ Implementations include in-house tested methods for achieving industry standards

customers

case study: REGENT

“ allocortech’s products have enabled the rapid development of an entire avionics system—both hardware and software—for a real-life seaglider technology demonstrator.






TAURUS

Vehicle Type:	**Seaglider**
Contract Signed:	**Apr, 2021**
First Voyage:	**Feb, 2022**
Contract Value:	**$ 300k**
Value at Scale (100):	**$ 1.5MM**
Value at Scale (1000):	**$ 15MM**

customers

 

" The allocortech team knows what it takes to get complex modern aircraft flying within the ambitious timelines and demanding constraints of an early-stage program. Our full-scale demonstrator would not have taken flight without their deep expertise, creative solutions, and agile approach.





Vehicle Type:	**Cargo Drone**
Contract Signed:	**Aug, 2018**
First Flight:	**Aug, 2019**
Contract Value:	**$ 500k**
Value at Scale (100):	**$ 2.5MM**
Value at Scale (1000):	**$ 25MM**

customers

"Using allocortech's avionics hardware and accompanying software stack, we were able to get our prototype electric hydrofoil boat "flying" in less time than I've ever seen a similarly complex project take flight. I've been impressed with the quality and clarity of their software stack; they are experts in the nuances of real-time systems and safety-critical software development." -- Dr. Kenny Jensen, Navier, Lead Flight Controls Engineer.

case study:







Vehicle Type:	**EV Foil Boat**
Contract Signed:	**Jan, 2022**
First Voyage:	**Mar, 2022**
Contract Value:	**$ 50k**
Value at Scale (100):	**$ 500k**
Value at Scale (1000):	**$ 5MM**

Value proposition



Start date   1 yr   2 yrs   3 yrs

Traditional Development Schedule

| 1 | 2 - 3 | 5 | |

allocor.tech Development Advantage



1-3







Key

Development Begins

1 – Architecture
2 – Development
3 – MVP

5 – Test and integration

Allocor.tech Differentiators/ Advantage

- Development starts Day 1!
- Proprietary application tailored software libraries (SDKs) significantly reduce bring-up & development time
- Our tools for test, emulation, etc. allow testing and integration to happen sooner, faster, better

existing solutions

Typical Hobby / "Prosumer" Market Solutions

- ✅ Assortment of advanced low-cost COTS options
- ✅ Open source software solutions for fast integration and customization
- ⛔ Open PCBs, plastic connectors, etc. ⇒ Robustness is lacking
- ⛔ Little or no redundancy, fault-tolerance, fault-monitoring, etc.
- ⛔ Community software of unknown pedigree, robustness, etc.
- ⛔ Little/No commercial support with this DIY solution
- ⛔ Practical impossibility as a Go-To-Market solution

Industry Standard Solutions

- ✅ Qualified hardware solutions with industry heritage
- ✅ Controlled, bespoke software development Environment
- ✅ Fault-tolerant, redundant, fault-monitoring, etc. available
- ⛔ *Getting Started* with hardware and software is slow (many months)
- ⛔ *Significantly* higher cost, weight and power
- ⛔ Limited software stack and tools for fast bring-up (e.g. third-party devices, samples)

Vertical Integration

- ✅ Control your own destiny, reduced recurring costs, customizable to nth degree
- ⛔ Requires in-sourcing hardware, software, manufacturing, supply chain, systems, testing...
- ⛔ Takes lots of money, lots of iterations, etc.



LX-15D Bus Servos · GPS · Monochorme Camera · Pixhawk4 · Jetson TX2 · Realsense D435 · GY-53 Laser · TFmini · DC-DC Converter · Battery · LX-15D · c Arm





allocor.tech